Exhibit 99.1

Media Contact: Travis Parman, Travis.Parman@appharvest.com
Investor Contact: Kaveh Bakhtiari, appharvestIR@appharvest.com

AppHarvest announces preliminary FY 2021 net sales and Adjusted EBITDA at higher end of guidance as it marks first anniversary operating as public company

Three more high-tech indoor farms currently under construction expected to be operational by end of 2022, diversifying into berries, salad greens

AppHarvest produce sold at 1,000 stores across six states

Fourth quarter and full-year 2021 earnings call set for Feb. 24

MOREHEAD, Ky. Jan. 31, 2022 — AppHarvest, Inc. (NASDAQ: APPH, APPHW), a leading AgTech company, public benefit corporation and Certified B Corp building some of the world’s largest high-tech indoor farms to grow affordable, nutritious fruits and vegetables at scale while providing good jobs in Appalachia, today announced that it expects to report achieving the higher end of its guidance range for full-year 2021 net sales and non-GAAP Adjusted EBITDA.

AppHarvest now expects to report 2021 net sales in the range of $8.9 to $9.1 million, versus a previously announced outlook of $7.0 to $9.0 million. AppHarvest also expects to report a net loss in the range of $170.0 to $172.5 million and now expects an Adjusted EBITDA loss in the range of $69.3 to 72.5 million, versus a prior outlook of an Adjusted EBITDA loss of $70.0 to $75.0 million.

“The AppHarvest team has been squarely focused on the core business, and solid execution in the fourth quarter during the ramp up of our second growing season positions us to come in at the high end of our full-year net sales guidance range. We remain on track to quadruple our number of operating farms this year—adding three new farms that together will expand tomato capacity and diversify our growing capabilities into salad greens and berries,” said AppHarvest President David Lee. “Our first anniversary coincides with the full vesting of early investor shares that can enter trading, and we remain confident in our plan to deliver long-term value to all shareholders based on the operational improvements in our business and significant scale that we’re adding.”

With the operations team taking a data-driven approach including real-time performance management to enhance training, to implement a world-class supply chain planning process and to streamline the operations organization, the company is seeing significantly improved results in the percent of premium produce production and strong week-over-week labor productivity gains.

AppHarvest’s flagship Morehead, Ky. farm has been harvesting tomatoes since January 2021, and AppHarvest tomatoes have been sold in more than 1,000 stores and restaurants across six states.

Development
AppHarvest also announced the 15-acre Berea, Ky., salad greens facility and the 60-acre Richmond, Ky., tomato facility are both approximately 65% complete and expected to be fully operational by the end of 2022. A 30-acre Somerset, Ky., berry facility is more than 50% complete and is also expected to be operational by the end of 2022.

“We believe we are in the prime position to deliver positive cash flow as we complete our current development phase, adding three more large-scale farms in 2022,” said Lee. “Beyond the four farms, we plan to develop additional facilities only after securing the required capital, and we remain confident in our ability to do that and to be self-sufficient.”

Goodwill and Intangible Impairment
For the fourth quarter, the company expects to record a non-cash charge of approximately $59.9 million to impair the carrying value of goodwill and definite lived intangible assets related to the recent acquisition of Root AI, Inc. (now AppHarvest Technology, Inc. (ATI)), an artificial intelligence and robotics company. The impairment reflects current market valuations and strategic investment requirements as the company continues to develop commercial technologies through ATI. The company continues to believe in the strength of ATI to deliver robotics and software solutions to optimize its own high-tech farm network and to serve the broader controlled environment agriculture sector globally. With the advantage of being deployed in AppHarvest’s Morehead facility since the acquisition, the company’s universal harvesting robot has doubled in its picking

Exhibit 99.1
capability in that period and the group has developed a farm operations software platform with multiple applications. Both the robotics and software are expected to become revenue-generating in 2023.

Conference Call and Webcast
The company will release its financial results for the fourth quarter and full year 2021 on Thursday, Feb. 24, 2022. The company will host a conference call and webcast to review its results the same day at 4:30 p.m. ET. The live conference call and replay are accessible as follows:
•Live Webcast: The call will be streamed over the internet and accessible through the “Investors” section of the AppHarvest website at https://investors.appharvest.com. A replay will be available following the event.
•Telephone: The call will be accessible by dialing 1-833-665-0607 (U.S./Canada) or 1-929-517-0397 (International) with the code 2558968. An audio replay will be available approximately two hours after the end of the conference call until March 4, 2022, at 1-855-859-2056 (U.S./Canada) or 1-404-537-3406 (International) with the code 2558968.

About AppHarvest
AppHarvest is an applied technology company in Appalachia developing and operating some of the world’s largest high-tech indoor farms, designed to grow non-GMO, chemical pesticide-free produce, using up to 90 percent less water than open-field agriculture and only rainwater while producing yields up to 30 times that of traditional agriculture on the same amount of land without agricultural runoff. The company combines conventional agricultural techniques with world-class technology including artificial intelligence and robotics to improve access for all to nutritious food, farming more sustainably, building a domestic food supply, and increasing investment in Appalachia. The company’s 60-acre Morehead, Ky. facility is among the largest indoor farms in the world. For more information, visit https://www.appharvest.com/.

Financial Disclosure Advisory
The company reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). The expected financial results discussed in this press release are preliminary and represent the most current information available to the company’s management, as financial closing procedures for the year ended December 31, 2021 are not yet complete. These estimates are not a comprehensive statement of the company’s financial results for the year ended December 31, 2021, and actual results may differ materially from these estimates as a result of the completion of normal quarter-end accounting procedures and adjustments, including the completion of the preparation and review of the company’s financial statements for the year ended December 31, 2021 and the subsequent occurrence or identification of events prior to the formal issuance of such financial results. In addition, Ernst & Young LLP, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to these preliminary financial results. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. Financial results are preliminary until the company’s audited financial statements included within its Annual Report on Form 10-K are filed with the SEC.

Non-GAAP Financial Measures
To supplement the company’s consolidated financial statements, which are prepared and presented in accordance GAAP, the company uses certain non-GAAP measures, such as Adjusted EBITDA, to understand and evaluate the company’s core operating performance The company defines and calculates Adjusted EBITDA as net loss before the impact of interest income or expense, income tax expense or benefit, depreciation and amortization, adjusted to exclude: goodwill and intangible impairment expenses, stock-based compensation, business combination transaction-related costs, remeasurement of warrant liabilities, Root AI transaction-related costs and certain other non-core items. The company believes this non-GAAP measure of financial results provides useful information to management and investors regarding certain financial and business trends relating to the company’s financial condition and results of operations. The company’s management uses this non-GAAP measure for trend analyses and for budgeting and planning purposes.

The company believes that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating the company’s operating results and trends. For investors to be better able to compare the company’s current results with those of previous periods, the company has shown a reconciliation of GAAP to non-GAAP financial measures. Other similar companies may present different non-GAAP measures or calculate similar non-GAAP measures differently. Management does not consider this non-GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP financial measure is that it excludes significant expenses that are required to be presented in the company’s GAAP financial statements. Because of this limitation, you should consider Adjusted EBITDA alongside other financial performance measures, including net loss and the company’s other financial results presented in accordance with GAAP.

Forward-Looking Statements
Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “can,” “goal,” “target” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other

Exhibit 99.1
than statements of present or historical fact included in this press release, regarding AppHarvest’s expected full year 2021 net sales, net loss and Adjusted EBITDA, intention to build high-tech CEA farms, the anticipated benefits of and production at such facilities, timing and availability of tomatoes at top national grocery stores and restaurants, anticipated benefits of the second season harvest, AppHarvest’s future financial performance, as well as AppHarvest’s growth and evolving business plans and strategy, ability to capitalize on commercial opportunities, future operations, estimated financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of AppHarvest’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AppHarvest. These forward-looking statements are subject to a number of risks and uncertainties, including those discussed in the company’s Quarterly Report on Form 10-Q filed with the SEC by AppHarvest on November 10, 2021, under the heading “Risk Factors,” and other documents AppHarvest has filed, or that AppHarvest will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect AppHarvest’s expectations, plans, or forecasts of future events and views as of the date of this press release. AppHarvest anticipates that subsequent events and developments will cause its assessments to change. However, while AppHarvest may elect to update these forward-looking statements at some point in the future, AppHarvest specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing AppHarvest’s assessments of any date subsequent to the date of this news release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Exhibit 99.1

APPHARVEST, INC. AND SUBSIDIARIES
Reconciliation of Expected GAAP Measures to Expected Non-GAAP Measures
(In millions) (Preliminary and Unaudited)

	Year Ended December 31,
(Dollars in millions)	2021	2020
Net loss	$(172.5) - $(170.5)	$(17.4)
Interest expense from related parties	0.7	1.4
Interest expense	1.7	—
Interest income	(0.3)	—
Income tax expense (benefit)	3.3 - 3.7	—
Depreciation and amortization expense	10.6 - 11.0	0.2
EBITDA	(156.5) - (153.7)	(15.8)
Goodwill impairment expense	50.9	—
Intangible impairment expense	9.0	—
Change in fair value of Private Warrants	(33.9)	—
Stock-based compensation expense	40.7 - 41.1	0.2
Transaction success bonus on completion of Business Combination	1.5	—
Reorganization costs	0.9	—
Business Combination transaction costs	13.9	—
Root AI acquisition costs	1.0	—
Adjusted EBITDA	$(72.5) - $(69.3)	$(15.6)
*Due to rounding, totals may not foot